December 20, 2024

Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.
6308 Benjamin Road
Suite 708
Tampa, FL 33634

        Re: Scienture Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Fiscal Quarter Ended September 30, 2024
            File No. 001-39199
Dear Surendra Ajjarapu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Financial Statements
Note 1- Organization and Basis of Presentation
Intangible Assets and Goodwill, page 65

1. You state that you recognized a goodwill impairment loss of $5.1 million for the year ended December 31, 2023 resulting from the acquisition of Superlatus which was subsequently determined to be impaired based on the facts and circumstances surrounding the sale of Superlatus on March 5, 2024. Please explain in detail in your response why you did not impair the $9.5 million of intangible assets as of December
       31, 2023 that were acquired from Superlatus, in light of the significant reduction in the initial purchase price and the sale of Superlatus for $1.

       In future filings, as applicable, please revise your risk factor "Our acquisitions and investments in new businesses...", on page 20, to disclose the $5.1 million goodwill
 December 20, 2024
Page 2

       impairment loss in your discussion regarding the divesture of Superlatus and the resulting loss on the disposition.
Form 10-Q for Fiscal Quarter Ended September 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

2. We note a significant increase in your research and development expense from the prior periods. In future filings, please expand your disclosure to discuss the costs incurred during each period presented for each of your key research and development product candidates separately. If you do not track your research and development costs by project or program, please disclose that fact, and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by product candidate or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense), which should reconcile to total research and development expense on the statements of operations. Provide draft disclosure with your response.
Critical Accounting Policies
Revenue Recognition, page 36

3. We note your disclosure stating that IPS is a licensed wholesaler of brand, generic, and non-drug products to customers. IPS takes orders for products, creates invoices for each order, and recognizes revenue at the time the customer receives the product. However, on page 18, you disclose that revenue for your products is recognized when the product is shipped to the customer. In future filings, please revise your disclosures as necessary to resolve the discrepancy.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences